Office of Merger and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-0303
         Re:      FirstFed Bancorp, Inc. et al
                  Schedule 13E-3
                  File No. 5-41864
                  ----------------
                  Schedule 14A
                  File No. 0-19609
                  ----------------

Ladies and Gentlemen:

         In connection with the above-captioned filings (the "Filings"), each of the undersigned filing persons (individually, a "Filing Person") hereby acknowledges that:

          o the Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

          o staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

          o the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,



                                                       Date

FirstFed Bancorp, Inc.



By:  /s/ B.K. Goodwin, III                             November 10, 2005
     ----------------------
     B.K. Goodwin, III
    Chairman, President and
    Chief Executive Officer











/s/ B. K. Goodwin, III                                 November 10, 2005
----------------------
B.K. Goodwin, III

/s/ Fred T. Blair                                      November 10, 2005
-----------------
Fred T. Blair



/s/ James B. Koikos                                    November 10, 2005
-------------------
James B. Koikos



/s/ E.H. Moore, Jr.                                    November 10, 2005
-------------------
E.H. Moore, Jr.

/s/ James E. Mulkin                                    November 10, 2005
-------------------
James E. Mulkin


/s/ G. Larry Russell                                   November 10, 2005
--------------------
G. Larry Russell


/s/ Lynn J. Joyce                                      November 10, 2005
-----------------
Lynn J. Joyce
FirstFed Bancorp, Inc.
Employee Stock Ownership Plan and Trust

By:  /s/ Joe L. Stork                                  November 10, 2005
     ----------------
     Joe L. Stork



     Retirement Plan Services Manager
     The Trust Company of Sterne, Agee & Leach, Inc.